 # THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007   Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA OVERNIGHT MAIL

February 25, 2008

Securities and Exchange Commission
SEC Headquarters
Division of Corporate Finance
Mail Stop # 3561
100 F Street, NE
Washington, DC 20549
Att: Susann Reilly, Esq.
        John D. Reynolds, Assistant Director

   **RE: Rootlevel Holdings, Inc. – Form 1-A/A Filing (2nd Amendment)
     File No. 24-10191 – Original Filing Date October 26, 2007**

Dear Ms. Reilly and Mr. Reynolds,

On October 26, 2007, our client, Rootlevel Holdings, Inc. filed its initial Offering Statement on Form 1-A with the Securities & Exchange Commission ("the Commission"). Pursuant to a letter from the Commission dated January 15, 2008 (the "Comment Letter"), the Commission asked that certain specific items be addressed, and that an amendment to the Form 1-A be submitted.

On behalf of our client, please find enclosed seven (7) copies of the Response Letter and Amended Form 1-A and accompanying documentation pursuant to the Commission's Comment Letter.

Each copy contains the following:

   1. Rootlevel Holdings, Inc. Response Letter dated 2/25/2008;
   2. Form 1-A/A (Amendment No. 2) including one unmarked version, and a version tracking changes referenced in the SEC's Comment Letter;
   3. Form 1-A/A Exhibits; and

4. Sourlis Law Firm Opinion on Legality of the Reg. A Offering dated 2/25/2008.

Please acknowledge receipt of the enclosed by stamping the attached copy of this letter and returning the same to the undersigned in the enclosed, self-addressed stamped envelope.

If you have any questions or comments, please do not hesitate to contact me at (732) 530-9007.

Very truly yours,

The Sourlis Law Firm



Virginia K. Sourlis, Esq.

Enclosures

Cc: Paul T. Kefalas
       President & CEO
       Rootlevel Holdings, Inc.